Exhibit 99.1
PURCHASE AGREEMENT
     THIS PURCHASE AGREEMENT (“Agreement”), dated as of October 20, 2006 (the “Effective Date”), is between Royal Gold, Inc., a Delaware corporation (“Royal Gold”), and Nevada Star Resource Corp., a Nevada corporation (“Nevada Star”).
RECITALS
     A. Effective as of March 23, 1995, Nevada Star entered into a Mining Lease and Option to Purchase with Everett L. Manley and Patricia J. Manley, with respect to certain unpatented mining claims in Nye County, Nevada. That Mining Lease and Option to Purchase was amended by documents dated September 26, 1997, July 20, 1999 and February 14, 2000. Copies of the original Mining Lease and Option to Purchase and those amendments are attached collectively hereto as Exhibit A and shall be described herein as the “Manley Lease”.
     B. Effective as of May 2, 2000, Nevada Star and its affiliate company MSM Resource, L.L.C., a Nevada limited liability company (“MSM”), entered into an Assignment and Mining Lease with Option to Purchase (the “2000 Assignment”) with Round Mountain Gold Corporation (“RMGC”), pursuant to which Nevada Star assigned to RMGC all of Nevada Star’s right, title and interest in the Manley Lease; and Nevada Star and MSM leased to RMGC unpatented mining claims owned by them in Nye County, Nevada, reserving to Nevada Star and MSM a Net Smelter Return production royalty (the “Royalty”), as described in the 2000 Assignment. A copy of the 2000 Assignment is attached hereto as Exhibit B.
     C. RMGC exercised the purchase option under the Manley Lease and now owns all claims described in Exhibit A to the Manley Lease, subject to the Royalty.
     D. MSM has conveyed to Nevada Star all of MSM’s right, title and interest in and to all of the unpatented mining claims that were described on pages 5 and 6 of Exhibit B to the 2000 Assignment as being owned by MSM, including but not limited to MSM’s right to the Royalty in those claims. Those claims, together with the unpatented mining claims described on pages 2 through 5 of Exhibit B to the 2000 Assignment as being owned by Nevada Star, shall be described collectively herein as the “Claims”.
     E. Nevada Star desires to sell and convey the Claims and the Royalty (collectively, the “Assets”) to Royal Gold, and Royal Gold desires to purchase the Assets from Nevada Star, on the terms and conditions hereinafter stated.
AGREEMENT
     In consideration of the mutual covenants contained in this Agreement, and other valuable consideration, the receipt and adequacy of which hereby are acknowledged by the parties hereto, Nevada Star and Royal Gold agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS
     1.1 Purchase and Sale of Assets. Upon the terms and provisions of this Agreement, at the Closing, as defined in Section 1.4 below, Royal Gold shall purchase and accept delivery from Nevada Star, and Nevada Star shall sell, convey, assign, transfer and deliver to Royal Gold, all of Nevada Star’s right, title and interest in and to the Assets, subject to all terms and conditions of the 2000 Assignment, except the Excluded Liabilities, described in Section 1.2 below.
     1.2 Excluded Liabilities. Notwithstanding any provision hereof or any exhibit hereto, and regardless of any disclosure to or due diligence by Royal Gold, Royal Gold is not assuming any liability or obligation of Nevada Star, whether known or unknown, actual or contingent, now-existing or arising with notice or lapse of time, and expressly disclaims, in whole and in part, the assumption of all such liabilities, obligations or commitments that result from or arise under any breach or violation of any obligation or representation or warranty of, or default in performance by Nevada Star under, the Manley Lease or the 2000 Assignment (“Excluded Liabilities”).
     1.3 Purchase Price. In exchange for the Assets, Royal Gold shall pay to Nevada Star at the Closing THREE MILLION SEVEN HUNDRED THOUSAND AND NO/100 U.S. DOLLARS ($3,700,000), less the cumulative total of all advance royalty payments that RMGC is entitled to deduct from the Royalty pursuant to the 2000 Assignment as of the Closing Date described in Section 1.4 below (the “Purchase Price”).
     1.4 Closing. Nevada Star and Royal Gold shall consummate and close the transaction contemplated herein (“Closing”) at the Reno, Nevada offices of Nevada counsel to Royal Gold in this matter (or at such other place as the parties may mutually agree) at 10:00 a.m., local time, on or before thirty (30) days after the Effective Date (the “Closing Date”).
     1.5 Documents to be Delivered at Closing and after Closing.
          (a) At the Closing, Nevada Star shall deliver to Royal Gold the following:
(i)	a Deed in the form of Exhibit C hereto;

(ii)	copies or originals of all reports and correspondence (including materials included in electronic form) in Nevada Star’s possession or control from RMGC to Nevada Star and from Nevada Star to RMGC relating in any way to the Claims, the Royalty, the Manley Lease or the 2000 Assignment, including but not limited to information described in Section 3.1(e) below; and

(iii)	copies of all geologic, sampling, assaying or other technical data relating to the Assets, and copies of any title opinions or reports regarding any of the Assets in Nevada Star’s possession or control.
     (b) At the Closing, Royal Gold shall deliver the Purchase Price to Nevada Star by transfer of immediately available funds to such account at such location as Nevada Star may direct.
     (c) Within five (5) business days after the Closing, Nevada Star shall send a notice to RGMC in the form attached as Exhibit D hereto.
     1.6 Passage of Title at Closing. At the Closing, all right, title and interest of Nevada Star in and to all of the Assets, but not including the Excluded Liabilities, will be vested in Royal Gold, subject to all terms and conditions of the 2000 assignment.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF NEVADA STAR AND
ROYAL GOLD
     As of the Effective Date and the Closing Date, Nevada Star and Royal Gold represent and warrant to each other as follows:
     2.1 Organization. It is (a) a corporation duly organized, validly existing, and in good standing under the laws of its State of incorporation, as set forth in the introductory paragraph of this Agreement, and (b) is duly authorized to conduct business and is in good standing under the law of each jurisdiction where such qualification is required in connection with the performance or satisfaction of an obligation hereunder.
     2.2 Authorization of Transaction. It has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and it has been duly authorized by all requisite corporate action to execute, deliver and fully perform hereunder. This Agreement constitutes the valid and legally binding obligation upon it, enforceable in accordance with its terms. It need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any person or governmental agency in order to consummate the transactions contemplated by this Agreement.
     2.3 Brokers’ Fees. It has no liability to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the other party could become liable or obligated.
     2.4 Litigation. There is no claim, action, suit, proceeding or governmental investigation pending or, to its knowledge, threatened against or involving it that questions the validity of this Agreement or seeks to prohibit, enjoin, or otherwise challenge the transactions contemplated by this Agreement.

ARTICLE III
ADDITIONAL REPRESENTATIONS, WARRANTIES AND COVENANTS
     3.1 Of Nevada Star. As of the Effective Date and the Closing Date, Nevada Star makes the following additional representations, warranties and covenants to Royal Gold:
          (a) Disclosure. Within ten (10) days after the Effective Date and prior to the Closing Date, it will have provided Royal Gold with copies of all information in its possession or control relating to the Assets.
          (b) RMGC Credits against the Royalty. As of the Effective Date and the Closing Date, RMGC was entitled under the 2000 Assignment to credits against Royalty payments that otherwise would become due in the amount of THREE HUNDRED SEVENTY-FIVE THOUSAND AND NO/100 U.S. DOLLARS ($375,000.00) for advance royalty payments. RMGC is not entitled to any other or further credits against the Royalty under the 2000 Assignment or under any other agreement or instrument.
          (c) No RMGC or Nevada Star Defaults. Nevada Star has sent no notices of default to RMGC, nor is Nevada Star aware of any acts or omissions of RMGC that would constitute a material default under the 2000 Assignment requiring a notice of default to RMGC. Nevada Star has received no notices of default from RMGC, nor is Nevada Star aware of any acts or omissions by it that would constitute a default under the 2000 Assignment.
          (d) Assist in Title Work and Curative Measures. Nevada Star shall assist and cooperate with Royal Gold in Royal Gold’s examination of title to the Claims and the Royalty. Nevada Star shall execute such curative instruments that Royal Gold may reasonably request in order to perform curative title work with respect to the Claims, the Royalty, or both.
          (e) Information Provided by RMGC. Within ten (10) business days after the Effective Date and prior to the Closing Date, Nevada Star shall make available for review and copying by Royal Gold, or provide copies to Royal Gold, of all information produced by Nevada Star and, also, that information provided to Nevada Star by RMGC pursuant to the 2000 Assignment, including but not limited to the following materials pursuant to the following Sections of the 2000 Assignment: annual reports, Section 9(f); real estate tax records, Section 12; records provided pursuant to inspections by Nevada Star, Section 13; property maintenance payments, Section 15; certificates of insurance, Section 29(c); and holding agreement or escrow instructions with deposited deed, Section 30(c).
     3.2 Of Royal Gold. As of the Effective Date and the Closing Date, Royal Gold makes the following additional representations, warranties and covenants to Nevada Star: Royal Gold, as part of its due diligence investigation, retained a consultant, Enviroscientists, Inc. (“Enviroscientists”), to conduct a physical inspection of the Claims and the mining claims that were subject to the Manley Lease. Enviroscientists issued a memorandum report to

Royal Gold, dated September 18, 2006 (the “Report”). Within five (5) business days after the Effective Date, as consideration for the rights granted to it by Nevada Star pursuant to this Agreement, Royal Gold shall provide Nevada Star with a copy of the Report, at no cost to Nevada Star; provided, however, that neither Royal Gold nor Enviroscientists shall make any representations or warranties to Nevada Star regarding the accuracy or completeness of same, and any use of or reliance upon the Report shall be at Nevada Star’s sole risk and expense.
ARTICLE IV
CLOSING CONDITIONS
     4.1 Conditions to Each Party’s Obligation. The respective obligations of the parties hereunder are subject to the satisfaction, at or prior to the Closing, of the following conditions:
        (a) No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated herein shall be in effect (each party agreeing to use all reasonable efforts to have any such order reversed or injunction lifted).
        (b) No claim, action, litigation or proceeding shall be pending or threatened against Nevada Star or Royal Gold for the purpose of enjoining or preventing the consummation of the transactions contemplated hereby or otherwise claiming that this Agreement or the consummation of the transactions contemplated hereby are illegal; provided, however, that the party against which such matter is pending or threatened shall use all reasonable efforts to remove or dismiss same, and the other party shall have the option of waiving such matter as a condition to Closing.
     4.2 Conditions to Nevada Star’s Closing Obligation. Nevada Star’s obligation to close the transactions contemplated hereunder is subject to the satisfaction by Royal Gold, at or prior to the Closing, of the following conditions (unless waived in writing by Nevada Star):
        (a) The representations and warranties of Royal Gold set forth herein are correct in all material respects as of the Closing, as though they were made as of the Closing.
        (b) Royal Gold shall have fully performed and complied in all material respects with covenants hereunder that are to be performed or complied with by it at or prior to the Closing.
     4.3 Conditions to Royal Gold’s Closing Obligation. Royal Gold’s obligation to close the transactions contemplated hereunder is subject to the satisfaction by Nevada Star of, or Royal Gold’s satisfaction with, at or prior to the Closing, the following conditions (unless waived in writing by Royal Gold):
        (a) The representations and warranties of Nevada Star as set forth herein are correct in all material respects as of the Closing as though they were made as of the Closing.

     (b) Nevada Star shall have fully performed and complied in all material respects with the covenants hereunder that are to be performed or complied with by it at or prior to the Closing.
     (c) Royal Gold shall have satisfied itself with respect to the status of the titles to the Claims and the Royalty.
ARTICLE V
TERMINATION
     5.1 Termination. This Agreement may be terminated at any time prior to the Closing:
     (a) by mutual written consent of Nevada Star and Royal Gold;
     (b) by Nevada Star if any of the representations or warranties of Royal Gold herein are inaccurate in any material respect and if such inaccuracy cannot reasonably be expected to be cured prior to the Closing;
     (c) by Nevada Star if any obligation to be performed by Royal Gold hereunder has not been performed in any material respect at or prior to the time specified in this Agreement;
     (d) by Royal Gold if any of the representations or warranties of Nevada Star herein are inaccurate in any material respect and if such inaccuracy cannot reasonably be expected to be cured prior to the Closing;
     (e) by Royal Gold if any obligation to be performed by Nevada Star hereunder has not been performed in any material respect at or prior to the time specified in this Agreement;
     (f) by either Nevada Star or Royal Gold if any of the conditions in Section 4.1 have not been satisfied;
     (g) by Nevada Star if any of the conditions in Section 4.2 have not been satisfied; and
     (h) by Royal Gold if any of the conditions in Section 4.3 have not been satisfied.
     5.2 Effect of Termination. If validly terminated pursuant to Section 5.1, this Agreement will become null and void, and all further obligations of the parties under this Agreement will terminate, and there will be no liability or obligation on the part of any party.
ARTICLE VI
MISCELLANEOUS

     6.1 Press Releases and Public Announcements. Neither party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other party; provided, however, that either party may make any public disclosure that it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing party will use its reasonable best efforts to advise the other party prior to making the disclosure as to the form, content and timing of such disclosure and will provide the other party the opportunity to make comment thereon).
     6.2 No Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.
     6.3 Entire Agreement. This Agreement constitutes the entire agreement among the parties and supersedes any prior understandings, agreements or representations by or among the parties, written or oral, to the extent that they relate to the subject matter hereof.
     6.4 Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the parties named herein and their respective successors and assigns.
     6.5 Notices. All notices, requests, demands, claims and other communications hereunder (“Notices”) must be in writing. Any party may send any Notice to the intended recipient at the address set forth below using certified mail, nationally recognized express courier, personal delivery or facsimile transmittal, and any such Notice will be deemed to have been duly given (a) three (3) days after being deposited in the U.S. mail, postage prepaid, (b) the next business day after being deposited with a nationally recognized overnight courier and upon confirming delivery with such courier, and (c) when actually received by an individual at the intended recipient’s facsimile number and acknowledged as received.

If to Nevada Star:	Nevada Star Resource Corp. P.O. Box 1089 Fall City, WA 98024 Attention: Robert Angrisano, President/CEO Fax: (425) 222-0894

If to Royal Gold:	Royal Gold, Inc. 1660 Wynkoop Street Suite 1000 Denver, CO 80202 Attention: President and CEO Fax: (303) 595-9385
Any party may change the address to which Notices are to be delivered by giving the other party Notice in the manner set forth herein.

     6.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Nevada.
     6.7 Amendments and Waivers. No amendment or waiver of any provision of this Agreement will be valid unless it is in writing and signed by each party to this Agreement.
     6.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     6.9 Expenses. Nevada Star and Royal Gold shall each bear its own costs and expenses (including but not limited to legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Any transfer or sales taxes arising by virtue of the sale of the Assets by Nevada Star to Royal Gold shall be borne by Nevada Star.
     6.10 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of this Agreement.
     6.11 Specific Performance. Each party acknowledges and agrees that the other party would be damaged irreparably if any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached. Accordingly, the obligations of the parties hereunder will be specifically enforceable.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the date first above written.

Nevada Star Resource Corp.	Royal Gold, Inc.
/s/ Robert Angrisano	/s/ Tony A. Jensen

Robert Angrisano	Tony A. Jensen
President/CEO	President and CEO

EXHIBIT B
to
Purchase Agreement dated as of October 20, 2006
between and among Nevada Star Resource Corp. and Royal Gold, Inc.
ASSIGNMENT
AND
MINING LEASE WITH OPTION TO PURCHASE
     Assignment and Mining Lease with Option to Purchase dated as of May 2, 2000, (“Effective Date”) between NEVADA STAR RESOURCE CORP., a Nevada corporation and MSM RESOURCE, L.L.C, a Nevada limited liability company whose address is 10735 Stone Avenue North, Seattle, Washington 98133 (collectively “Nevada Star”) and ROUND MOUNTAIN GOLD CORPORATION, a Delaware corporation whose address is P.O. Box 480, Round Mountain, Nevada 89045 (“RMGC”) hereinafter referred to as the “Agreement”.
     1. Assignment and Assumption (a) Nevada Star hereby assigns, transfers, sets over and conveys to RMGC, for the full remaining term thereof with Nevada Star having no right of reversion or remainder or re-entry, all of its right, title and interest in and to that certain Mining Lease and Option to Purchase dated effective as of March 23, 1995 by and between Everett L. Manley and Patricia J. Manley, Lessors, and Nevada Star Resource Corp., Lessee, a memorandum of which was recorded as Document No. 375219 in the Official Records of Nye County, Nevada on July 5, 1995, as amended by the letter agreement dated September 26, 1997, and further amended by the letter agreement dated July 20, 1999, and lastly amended by the February 14, 2000 revision (“Manley Lease”) including the lease, the option to purchase the Property contained in the Manley Lease, and Nevada Star’s interest in all payments made to lessor/optionor thereunder and (ii) the Property. Copies of the Manley Lease and the amendments thereto are attached hereto as Exhibit A.
     (b) RMGC hereby assumes for so long as this Agreement and the Manley Lease continue in effect all of the obligations of the lessee/optionee under the Manley Lease accruing after the Effective Date and shall indemnify and hold Nevada Star harmless from any liability resulting from RMGC’s use or occupancy of the Mining Property or RMGC’s default under the Manley Lease while this Agreement is in effect.
     (c) RMGC shall have the right in its sole discretion to unilaterally renegotiate, renew or extend or modify in any way the Manley Lease without any further consent from Nevada Star and without liability or obligation of any kind to Nevada Star.
     (d) RMGC shall have the right in its sole discretion to exercise the option provided in the Manley Lease without any further consent from Nevada Star and without liability or obligation of any kind to Nevada Star except as otherwise expressly set forth in this Agreement.

     2. Lease and Term (a) Nevada Star leases to RMGC all of the property described in Exhibit B, together with, except as may be expressly provided in Exhibit B, all (i) tailings, dumps and mine wastes on such property, (ii) surface rights, easements and rights of way incident or appurtenant to such property, (iii) mining, mineral and water rights incident or appurtenant to such property, and (iv) improvements, fixtures, personal property, mining machinery and tools on such property that are or may be useful or convenient for mining, milling, and beneficiation of ores and minerals and related uses (“Nevada Star Claims”). For purposes of this Agreement the Manley Lease and the Property covered thereby and the Nevada Star Claims may collectively be called the Mining Property.
     (b) This Agreement shall commence on the Effective Date and continue for an initial term of ten years.
     (c) By giving Nevada Star notice of extension thirty days or more before the end of the then current term, RMGC may extend this Agreement (i) for a second term of ten years and (ii) thereafter, if exploration, development or mining is then being conducted in connection with the Mining Property, for additional successive terms of ten years each.
     3. Consideration (a) Promptly after RMGC’s execution of this Agreement RMGC shall pay Nevada Star $40,000. Further, provided this Agreement is in force and effect RMGC shall make the following payments to Nevada Star:

Amount	Payment Due Date
$10,000	on the 1st anniversary date of this Agreement
$25,000	on the 2nd anniversary date of this Agreement
$50,000	on the 3rd anniversary date of this Agreement
$50,000	on the 4th anniversary date of this Agreement
$100,000	on the 5th anniversary date of this Agreement and annually thereafter while this Agreement is in effect.
     (b) In the event RMGC mines and exhausts all the ore upon or in the Mining Property, but is required to maintain this Agreement for reclamation or monitoring purposes, the annual advance royalty payments set forth above shall cease and RMGC shall pay to Nevada Star an annual payment of $5,000 per year which payment shall be due on or before the anniversary date hereof.
     4. Royalty (a) RMGC shall pay Nevada Star a production royalty of one percent (1%) of Net Smelter Returns for all ores and minerals mined or otherwise recovered from the Mining Property and thereafter sold by or for the account of RMGC before or after processing, smelting or refining when the Deemed Sales Price for gold is $350 per ounce or less and two percent (2%) of Net Smelter Returns when the Deemed Sales Price of gold is more than $350 per ounce (“Mineral Products”).

     (b) Net Smelter Returns shall mean:
          (i) In the case of Mineral Products refined by or for the account of RMGC into gold or silver of a purity of at least .995 in the case of gold and at least .999 in the case of silver (collectively “Refined Precious Metals”) and whether or not transferred by RMGC to any Affiliate prior to any such refining, the net number of troy ounces of Refined Precious Metals delivered or credited to the account of RMGC, its Affiliates, or their order, as the case may be, as evidenced by the metals return statements received from the refinery, subject in each case to final adjustments with the refinery, multiplied by the Deemed Sales Price as defined below, less the deductions set forth in Section 4 (b)(v) hereof.
          (ii) In the case of Mineral Products (including refined metals) that are not Refined Precious Metals and which are sold and delivered by RMGC or its Affiliates, the gross amount actually received by RMGC or its Affiliates from the purchaser for the Mineral Products so sold less the deductions set forth in Section 4 (b)(v) hereof.
          (iii) “Deemed Sales Price” means: In the case of gold, the average of the London PM fixings in U.S. Dollars for refined gold (as shown in the column of the Wall Street Journal entitled “Cash Prices” under the sub-entry entitled “Precious Metals”) for each trading day during the calendar month in which the final settlement date with the refinery falls, such date to be evidenced by the refinery metal return statements and, for any subsequent adjustment’ for the calendar month in which such adjustment is made. In the case of silver, the average of the Handy & Harmon base price for silver in U.S. Dollars (as shown in the column of the Wall Street Journal entitled “Cash Prices” under the sub-entry entitled “Precious Metals”) for each trading day during the calendar month in which the final settlement date with the refinery falls, such date to be evidenced by the refinery metal return statements and, for any subsequent adjustment, for the calendar month in which such adjustment is made. If either of such fixings, or prices are not available for any reason for more than half of the trading days in the relevant month, or are discontinued, the average of the daily calculated spot COMEX closing prices for such month shall be used.
          (iv) RMGC and its Affiliates acknowledge that one or more of them may from time to time undertake forward sale and/or purchase contracts, spot-deferred contracts, and option contracts and/or other price hedging and price protection arrangements and mechanisms and speculative purchases and sales of forward, futures and option contracts, both on and off commodity exchanges in connection with some or all of the Refined Precious Metals and other Mineral Products (“Trading Activities”). Such Trading Activities, and any profits and losses generated thereby, shall not, in any manner, be taken into account in the calculation of royalties due Nevada Star whether in connection with the determination of price, the date of sale, or the date any royalty payment is due. Nevada Star acknowledges that RMGC and its Affiliates’ engaging in Trading Activities may result in their realizing from time to time fewer or more dollars for Refined Precious Metals or other Mineral Products than is utilized in the royalty calculation and Nevada Star hereby waives any claim for additional royalty should RMGC or its Affiliates at any time realize more dollars per troy ounce or other units of sale for Refined Precious Metals or other Mineral Products than is utilized in the royalty calculation. Similarly, RMGC waives and Nevada Star shall not be obligated to share in any losses generated by any such Trading Activities with respect to Refined Precious Metals or other Mineral Products.
          (v) RMGC shall deduct from the calculation of Net Smelter Returns as set forth in Section 4(b) hereof, but only to the extent actually incurred and borne by RMGC:
               (1) charges and costs, if any, for transportation to places where Mineral Products are smelted, refined and sold; and
               (2) charges, costs and penalties, if any, for smelting and refining with respect to the Mining Property and any ores, minerals or other products extracted therefrom.
In the event smelting or refining are carried out in facilities owned or controlled, in whole or in part, by RMGC, charges, costs and penalties with respect to such operations, including transportation, shall mean reasonable charges, costs and penalties for such operations but not in excess of the amounts that RMGC would have incurred if such operations were carried out at facilities not owned or controlled by RMGC then offering comparable custom services.
     (c) RMGC may deduct from production royalties otherwise due Nevada Star all advance royalty payments hereunder, whenever made or accrued, provided and except as provided below, in no event shall the amount paid to Nevada Star pursuant to the provisions of this Lease in any lease year be less than the amount set forth in Section 3 hereof.
     (d) Royalties shall be paid (i) for Refined Precious Metals on or before the 30th day after the last day of the calendar quarter in which the final settlement date for such Refined Precious Metals falls and (ii) for Mineral Products that are not Refined Precious Metals on or before the 30th day after the last day of the calendar quarter in which RMGC or its Affiliates actually receives payment for such Mineral Products. Each such payment shall be provisional and subject to adjustment as of the end of the RMGC fiscal year.
     (e) Within ninety days after the end of each RMGC fiscal year, RMGC shall deliver to Nevada Star an unaudited statement of royalties paid Nevada Star during the year and the calculation thereof. All year-end statements shall be deemed true and correct six months after presentation, unless within that period Nevada Star delivers notice to RMGC specifying with particularity the grounds for each exception. Nevada Star shall be entitled at Nevada Star’s expense to an annual independent audit of the statement by a certified public accountant of recognized standing acceptable to RMGC, but only if Nevada Star delivers a demand for audit to RMGC within three months after presentation of the related year-end statement.

     (f) For all purposes of this Agreement, “Affiliate” shall mean any person, partnership, joint venture, corporation or other form of enterprise which directly or indirectly controls, or is controlled by, or is under common control with, a signatory. For purposes of the preceding sentence, the word “control” shall mean possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.
     5. Exclusive Possession RMGC shall have exclusive possession and quiet enjoyment of the Mining Property while this Agreement is in effect.
     6. Title (a) Nevada Star represents that (i) it is the sole Lessee of an undivided 100% interest in and to the Manley Lease covering those certain unpatented mining claims and that certain personal property described in Exhibit A attached hereto under the Manley Lease; (ii) the Manley Lease is valid and enforceable according to its terms and all obligations to be performed by Nevada Star thereunder have been reasonably performed; and (iii) Nevada Star has no notice or knowledge of any act or omission which could result in breach, termination, abandonment, forfeiture, relinquishment of the rights of Nevada Star in the Manley Lease before the end of the term thereof.
     (b) Nevada Star represents that: (i) it is in exclusive possession of the Manley Lease and the Nevada Star Claims; and (ii) it owns the Mining Property, subject to the paramount title of the United States. Nevada Star warrants and shall defend title to all of the Mining Property, except any unpatented claims and sites, for which Nevada Star’s sole warranties are those contained in subsections (c) and (d) hereof.
     (c) Nevada Star represents that, to the best of its knowledge, the unpatented claims and sites included in the Mining Property have been properly located and monumented; location and any required validation work have been properly performed; location notices and certificates have been properly recorded or filed; all filings required to maintain the claims in good standing through December 30, 1999, including evidence of location and assessment work, or the equivalent thereof, under the Federal Land Policy and Management Act of 1976, 43 U.S.C. § 1744, and other applicable state, federal and local law have been properly made; all assessment work required to hold the claims has been properly performed (or deferred or excused) through the assessment year ending September 1, 1999; and affidavits of assessment work have been properly and timely filed.
     (d) Nevada Star warrants that the Mining Property is free and clear of all liens and encumbrances created through or under Nevada Star, including any lease, right or license, except taxes not yet due and payable. Nevada Star at Nevada Star’s expense shall at RMGC’s request take all action necessary to cure any defect in or remove any cloud on title to the Mining Property, including participation in judicial proceedings and recordation of any unrecorded documents. If after notice or demand Nevada Star fails to do so, RMGC may take curative action in Nevada Star’s name and deduct its reasonable costs and expenses, including attorney’s fees, from amounts otherwise due Nevada Star.

     (e) Nevada Star shall not create, suffer or allow any such liens or encumbrances on the Mining Property unless expressly subordinated to RMGC’s rights hereunder. RMGC, at its option, may discharge any such lien or encumbrance on the Mining Property or any interest therein, acquire all the rights of the holder thereof, and deduct any amounts so paid from any amounts otherwise due Nevada Star.
      (f) Nevada Star shall provide RMGC with all data and information related to title to the Mining Property and copies of all unrecorded documents related thereto in Nevada Star’s possession or control.
     (g) Neither RMGC’s execution of this Agreement, nor RMGC’s failure to disapprove Nevada Star’s title, shall constitute an admission of or estoppel as to the validity of Nevada Star’s title.
     (h) When Nevada Star makes any representation “to the best of it knowledge” it means only that no officer of Nevada Star knows of any factual information inconsistent with such representation.
     7. Lesser Interest; Adverse Alaims (a) If Nevada Star should own less than the entire ownership interest in the Mining Property (even if a lesser interest is referred to herein), all rentals, royalties and other amounts payable to Nevada Star shall be paid only in proportion to Nevada Star’s actual ownership. If the Mining Property or any part thereof should be subject to any royalty or interest in production other than those expressly reserved to Nevada Star herein or created by RMGC, RMGC may deduct all costs and expenses it incurs by reason of such royalty or interest from amounts otherwise due Nevada Star.
     (b) RMGC shall have no obligation to Nevada Star to protect or defend the title to the Mining Property if any third person asserts any claim to the Mining Property for any reason except RMGC’s failure to perform obligations expressly required by this Agreement.
     (c) If any third person asserts any claim to the Mining Property or any part thereof, to any royalty or interest in production or to any amounts payable by RMGC, RMGC may deposit any amounts otherwise due Nevada Star in escrow until the dispute is finally resolved. .RMGC may deduct all costs and expenses, including attorney’s fees and court costs, it incurs by reason of such claim from such amounts otherwise due Nevada Star.
     8. Operating Rights (a) Nevada Star grants RMGC unrestricted access to the Mining Property and the exclusive rights:
          (i) to explore, develop and mine, and to extract, remove, store and dispose of any and all ores, minerals, air, water, and other materials from the Mining Property by means of underground or surface mining operations or workings in or on the Mining Property or other property and to deposit on the Mining Property all such materials whether from the Mining Property or other property;

          (ii) to carry on crushing, screening, milling, treatment, processing, beneficiating, smelting and refining operations on or in the Mining Property or other property with respect to ores, minerals and other materials from the Mining Property or other property, including existing tailings, wastes and dumps;
          (iii) to use any part of the Mining Property for stock piles, tailings, waste dumps and leach pads and for any other purpose incident to mining, milling, processing and other operations on the Mining Property or other property;
          (iv) to erect or construct, use and maintain on the Mining Property such roads, impoundments, pipelines, power lines, facilities, buildings, structures, machinery and equipment as RMGC may require for the conduct of its operations on the Mining Property or other property;
          (v) to continue to keep this Agreement in effect :and use the Mining Property for mining, milling, treatment, processing, beneficiation, smelting, refining or storage of ores, minerals and other materials from other property with such use constituting the conduct of development and mining operations for purposes of Section l(c)(ii); and
          (vi) to stockpile, inventory or sell or otherwise dispose of ores, minerals and other materials in such forms, at such times and on such terms as RMGC alone may determine.
     (b) RMGC shall conduct its operations in a good and workmanlike manner in substantial compliance with the generally accepted understanding of applicable laws and regulations as from time to time existing in the mining industry.
     9. Exploration Expenditures (a) On or before the first anniversary date of this Agreement, RMGC shall be obligated to expend a minimum of $100,000 for an exploration program with respect to the Mining Property (“Committed Expenditures”). If RMGC does not make such Committed Expenditures in a timely manner, then within thirty (30) days following the first anniversary date of this Agreement, RMGC shall pay Nevada Star the difference, between such $100,000 and the amount actually expended.

     (b) In subsequent lease years while this Agreement remains in effect, RMGC only as a condition to maintaining this Agreement in effect, will make exploration expenditures (“Expenditures”) in the following amounts:

Exploration Expenditure	Due Date
$100,000	on or before the 2nd anniversary date;
$125,000	on or before the 3rd anniversary date;
$150,000	on or before the 4th anniversary date;
$200,000	on or before the 5th anniversary date and annually thereafter until RMGC has expended $1,000,000 for Exploration Expenditures on the Mining Property.
     (c) For purposes of this Agreement Expenditures (and Committed Expenditures) shall include all amounts paid or incurred by RMGC in good faith, whether on or off the Mining Property, in connection with evaluation, exploration and development of the Property. The term shall further include, but shall not be limited to, all amounts paid, incurred or accrued in good faith by or on behalf of RMGC in connection with: (i) acquisition of public and private permits and authorizations required for operations in connection with the Property, including all costs to acquire or make bonds and deposits to secure or maintain such permits or authorizations and any bond or deposit amount forfeited under circumstances beyond the control of RMGC; and (ii) all annual maintenance fees or other payments to the Bureau of Land Management required to maintain the Mining Property in good standing.
     (d) If RMGC does not in any one or more calendar years while this Agreement remains in effect make the relevant minimum Expenditure specified for such year, then in order to continue this Agreement in effect, RMGC shall within thirty (30) days following the end of the relevant year pay to Nevada Star the difference between such minimum Expenditure and the amount actually expended. If RMGC does not make such payment in a timely manner this Agreement shall terminate.
     (e) Any Expenditures in excess of the minimum required for a particular calendar year shall be carried forward and credited to Expenditures for one or more subsequent years,
     (f) Within 90 days following the each anniversary of the Effective Date of this Agreement RMGC shall provide an annual report to Nevada Star summarizing the Expenditures for the preceding lease year and the work completed thereunder.
     10. Commingling RMGC may commingle ores and minerals from the Mining Property with other ores and minerals. Before commingling, RMGC shall weigh (or calculate by volume), sample and assay such ores and minerals in accordance with sound mining and metallurgical practices for moisture and payable content. RMGC shall keep records of such determination for one year after the end of the RMGC fiscal year in which such determinations are made.

     11. Indemnity; Limitations of Liability (a) RMGC shall keep the Mining Property free of liens for labor performed and materials furnished for RMGC. RMGC shall hold Nevada Star harmless from all liability to third persons caused by RMGC’s operations on the Mining Property which result in injury to or death of persons or livestock or damage to personal property or liability for violation of applicable laws or regulations.
     (b) Within a reasonable time after termination of this Agreement, RMGC shall begin and diligently pursue to completion any reclamation then required by applicable laws, regulations and permits by reason of RMGC’s operations on Nevada Star’s real property. RMGC’s liability with respect to disturbance of Nevada Star’s property shall be limited to compliance with such laws, regulations and permits. RMGC shall have no obligation or responsibility for any wastes, dumps, tailings, residues or other conditions on Nevada Star’s property on the Effective Date or after completion of such required reclamation.
     (c) The payments and the performance of the obligations in Section 9. Exploration Expenditures as expressly required by this Agreement are in lieu of any obligation of RMGC, express or implied, to explore, develop or mine the Mining Property or to make any other efforts or expenditures in connection therewith.
     (d) The obligations and limitations of liability in this Section shall survive termination of this Agreement.
     12. Taxes Nevada Star shall pay all taxes on the Mining Property. RMGC shall reimburse Nevada Star upon presentation of paid tax bills or other proof or payment for all real property taxes on the Mining Property accruing while this Agreement is in effect but taxes for periods in which this Agreement begins and ends shall be apportioned. RMGC shall pay all taxes on RMGC’s operations and on all personal property and fixtures placed on the Mining Property by RMGC. All taxes shall be paid before delinquent, but neither party shall be under any obligation to pay any tax while contesting it in good faith. RMGC shall have the right, but not the obligation, to pay any taxes, delinquency charges, late fees of penalties which could become a lien or encumbrance on the Mining Property if Nevada Star fails to do so and except for taxes which Nevada Star is entitled for reimbursement from RMGC, to recover amounts so paid from Nevada Star.
     13. Inspection At reasonable times and with reasonable advance notice to RMGC, Nevada Star may at Nevada Star’s risk and expense (i) enter the Mining Property to make reasonable inspections of RMGC’s operations and (ii) inspect records necessary to substantiate RMGC’s performance of its obligations under this Agreement. RMGC shall have no obligation to disclose to Nevada Star any interpretive data or exploration concepts prepared or developed by RMGC.

     14. Amendments, Relocations, Patents and Other Forms of Tenure (a) RMGC subject to the terms of the Manley Lease, shall have the right, but not the obligation, to (i) locate, amend or relocate unpatented mining claims or mill sites within the boundaries of the area then constituting the Mining Property, (ii) locate any fractions resulting from such amendments or relocations, (iii) abandon any unpatented mining claims for the purpose of locating mill sites and (iv) abandon any unpatented mill sites for the purpose of locating mining claims. All rights so acquired by RMGC shall be part, of the Mining Property for all purposes of this Agreement.
     (b) Upon at least thirty days advance notice to Nevada Star and subject to the terms of the Manley Lease, RMGC shall have the right to (i) exchange with or transfer to the United States all or any part of any unpatented mining or mill site claim constituting part of the Mining Property for the purpose of acquiring rights to the ground covered thereby, and (ii) convert all or any part of the Mining Property into one or more leases or other forms of mineral tenure pursuant to any federal law hereafter enacted. Any such ground, lease or other form of tenure shall be part of the Mining Property for all purposes of this Agreement. For the purpose of calculating production royalties, RMGC shall be entitled to deduct from amounts received from sale of Ores and Minerals any rentals, royalties or other consideration payable to the United States with respect to forms of tenure contemplated by this subsection.
     (c) At RMGC’s request, Nevada Star at RMGC’s expense shall apply for mining or millsite patents or mining leases or other forms of mineral tenure for any or all of the Mining Property.
     (d) Upon termination of this Agreement (other than by RMGC’s exercise of the Option to Purchase), RMGC shall deliver to Nevada Star a deed in recordable form quitclaiming to Nevada Star all of RMGC’s interest in any part of the Mining Property located, amended, relocated, acquired or converted pursuant to this Section. Except as provided in subsection (b), all expenses RMGC incurs in connection with this Section shall be for RMGC’s account.
     15. Annual Maintenance Payments and Assessment Work (a) For the assessment years ending on noon of September 1, 2000, RMGC shall pay to the United States of America (and provide promptly evidence thereof to Nevada Star) such rentals and other fees and perform such additional acts and obligations as are or may be required to maintain the Mining Property in good standing in compliance with all applicable federal and state law including but not limited to the United States Interior and Related Agencies Appropriations Act of 1993. For each assessment year thereafter in which this Agreement is still in effect on June 1 of such year, RMGC shall make such payments and perform such assessment work or other acts and obligations as are then required to maintain such Mining Property in good standing in accordance with then applicable law. RMGC agrees to make such payments and perform such assessment work or other acts and obligations (and provide promptly evidence thereof to Nevada Star) not later than 15 days prior to the last day permitted by law for the making of such payment or the completion of such act or obligations. For each year RMGC performs assessment work or such other acts or obligations or makes such payments, RMGC shall prepare and file such affidavits, other documents or evidence thereof as are required by state and federal law to maintain the Mining Property in good standing. RMGC shall provide copies of such documents to Nevada Star within 60 days following the filing with the Bureau of Land Management and with the Nye County Recorder.
     (b) Subject to RMGC’s rights under Section 14, if the Mining Law of 1872 should be amended or repealed, RMGC at its expense shall use its reasonable efforts to protect the rights or interests of RMGC and Nevada Star in any unpatented mining claim then constituting part of the Mining Property and to acquire pursuant to any federal law hereafter enacted or otherwise obtain from the United States of America rights to explore, develop and mine and otherwise use the ground covered by each such claim. Any such rights or interests with respect to the ground covered by any such claim shall be part of the Mining Property for all purposes of this Agreement. RMGC shall pay all costs and expenses and perform all obligations required to acquire and maintain such rights and interests.
     16. Avoidance of Forfeiture (a) Default by RMGC in performance of any obligation arising hereunder shall not work a forfeiture or termination of this Agreement, nor cause a forfeiture, termination or reversion of the estate created hereby.
     (b) If RMGC commits a default, Nevada Star shall give RMGC notice specifying the default with particularity. Nevada Star’s sole remedy shall be recovery of actual compensatory damages plus interest at the judgment rate from the date RMGC receives notice of default. If RMGC by notice to Nevada Star disputes the existence of the default, no interest shall accrue if RMGC, within thirty days after the default is finally determined, initiates and diligently pursues to completion efforts to cure the default.
     17. Termination; Surrender (a) RMGC may terminate this Agreement at any time effective on giving Nevada Star 30 days prior written notice of termination and by thereafter delivering to Nevada Star a written instrument of termination in recordable form.
     (b) RMGC may surrender any claim or any other part of the Mining Property at any time by giving Nevada Star notice of surrender in recordable form. Claims or acreage so surrendered shall thereafter be excluded from the Mining Property for all purposes of this Agreement.
     (c) Upon termination or surrender, all rights and obligations of the parties with respect to the affected claims or acreage shall terminate,except for (i) RMGC’s obligation to pay royalties for Mineral Products previously mined or otherwise removed and sold, (ii) any rights or obligations which expressly survive termination, including reclamation, and, (iii) any other obligation due and owing.

     18. Additional and After-Acquired Rights If Nevada Star acquires any right or interest in the Mining Property or within the boundaries of the Mining Property while this Agreement is in effect, (i) Nevada Star shall promptly notify RMGC, (ii) such right or interest shall automatically become part of the Mining Property for all purposes of this Agreement and (iii) Nevada Star shall sign, acknowledge and deliver to RMGC an amendment to this Agreement and to any short form of this Agreement so as to include such right or interest as part of the Mining Property.
     19. Removal of Property RMGC shall have the right, but not the obligation, to remove, at any time or times within one year after termination of this Agreement, from Nevada Star’s real property all fixtures and personal property, including ores, minerals, tailings, dumps and wastes, and improvements which RMGC has erected or placed thereon, except mine supports in place. Nevada Star shall not be responsible for any such property of RMGC. RMGC may post watchmen on the Mining Property during such period.
     20. Data (a) Upon execution of this Agreement, Nevada Star shall make available to RMGC for copying and general use all hydrological, geological, geophysical and engineering data and maps, logs of drill holes, cuttings and cores, gamma and other logging results, assay, sampling and similar data concerning the Mining Property in Nevada Star’s possession or control. Nevada Star shall have no liability for any use of or reliance thereon by RMGC.
     (b) Upon request by Nevada Star made within sixty days after termination of this Agreement other than by RMGC’s exercise of the option to purchase, RMGC shall deliver to Nevada Star a copy or summary of all assay results and drill hole logs and a copy of all drill hole location maps (but excluding interpretations or evaluations thereof) which RMGC has obtained or prepared as a result of work on the Mining Property under this Agreement. RMGC shall have no liability for any use of or reliance thereon by Nevada Star.
     21. Method of Payment All payments due Nevada Star shall be deemed received by Nevada Star if paid to 10735 STONE AVE. NORTH SEATTLE, WA, 98133 RMGC shall not be liable for the ultimate distribution to Nevada Star or Nevada Star’s successors or assigns of payments so made by RMGC.
     22. Rights-of-Way While this Agreement is in effect, RMGC shall have non-exclusive rights-of-way upon, over, into and through the Mining Property and other property now or hereafter owned, leased or otherwise controlled by Nevada Star (or any of them) in the vicinity of the Mining Property to construct, improve and maintain such pipe lines, communication lines, electrical power or transmission lines, roads, railroads, tramways, flumes, tunnels, drifts and other facilities as may be necessary or convenient for RMGC’s operations under this Agreement.

     23. Force Majeure (a) If RMGC shall be prevented by Force Majeure from timely performance of any obligations arising under this Agreement other than payment of money, the failure shall be excused and the period for performance shall be extended for a period equal to the duration of Force Majeure. RMGC shall promptly give Nevada Star notice of commencement and termination of Force Majeure. RMGC shall use reasonable diligence to remove Force Majeure but shall not be required against its will to institute legal proceedings, adjust any labor dispute or challenge the validity of any law, regulation, action or inaction of government.
     (b) “Force Majeure” includes any cause beyond RMGC’s reasonable control, whether or not foreseeable, including but not limited to law, regulation, action or inaction of government; inability to obtain on terms acceptable to RMGC any public or private license, permit or authorization which may be required for operations in connection with the Mining Property or other property, including removal and disposal of waters, wastes and tailings and reclamation; market and other conditions rendering the prospects for exploitation of the Mining Property unprofitable or uneconomic; mining casualty; damage to or destruction of mine or mill plant or facility; fire; explosion; inclement weather; flood; civil commotion; labor dispute; inability to obtain workmen or material; delay in transportation; and acts of God.
     24. Arbitration Any disagreement or dispute arising out of this Lease or the Deed, their existence, interpretation, performance or enforcement not resolved by the disputing parties within sixty days from the date on which any party notifies one or more of the others of any such disagreement or dispute shall be decided finally by arbitration before three arbitrators in Reno, Nevada under the Commercial Arbitration Rules of the American Arbitration Association then in effect. Such notice shall appoint one arbitrator. Within ten days of the receipt of such notice, the other party shall appoint a second arbitrator and the two arbitrators so named shall within ten days of the appointment of the second, appoint the third. If the two arbitrators appointed cannot agree upon the third arbitrator within such ten days, either party may with notice to the other request the Chief Judge of the United States District Court of the District including Reno, Nevada, acting in his individual capacity, to designate the third arbitrator. Each arbitrator shall be an individual qualified by training or experience in the subject matter under dispute. No discovery shall be available. Each party shall bear its own costs in the arbitration. Each arbitrating party shall bear the costs of the arbitrator appointed by such party and the costs of the third arbitrator shall be borne equally by each of the arbitrating parties. The arbitrators shall enter their award within 45 days following the appointment of the third arbitrator. The award shall be binding on each of the arbitrating parties and its Affiliates and may be enforced in any court having jurisdiction over the person or property of any person against whom enforcement of the award is sought.
     25. Notices All notices and other communications to either party shall be in writing and delivered personally or sent by prepaid mail, Telex, telecopier or other means providing for receipt of the communication in written form. All notices of default or arbitration and demands for performance or assurance, if delivered personally to RMGC, shall be delivered to RMGC’s

Land Administrator and, if mailed to either party, shall be sent by certified or registered mail, return receipt requested. Any notice of termination shall be effective if given orally to Lessor and promptly confirmed by RMGC in writing. Notices sent by ordinary mail shall be effective five days after the date of mailing. Notices sent by certified or registered mail shall be effective on the next business day after the date of actual delivery. Until a change of address is so given, notices shall be addressed to RMGC and Nevada Star, respectively:
Round Mountain Gold Corporation
P.O. Box 480
Round Mountain, Nevada 89045
Attn:
Nevada Star Resource Corp.
10735 Stone Avenue North
Seattle, Washington 98133
Attn: Monte Moore, President
     26. Counterparts This Agreement may be executed in more than one counterpart.
     27. Short Form RMGC and Nevada Star shall sign and acknowledge a short form of this Agreement to give notice hereof to third persons. RMGC may record the short form or this Agreement, or both.
     28. Transfer Except as otherwise expressly provided in this Agreement, any party may from time to time transfer interests in this Agreement or in the Mining Property. The transferor shall give, as soon as reasonably practical, notice thereof to the other party, including the names and addresses of the transferees, a copy of the document of transfer and the recording data for any document relating to the transfer.
     29. Insurance RMGC shall comply with all state and federal social security and unemployment insurance laws. Before commencing work on the Mining Property, RMGC shall be qualified under the Workmen’s Compensation Law of the state where the Mining Property is located.
     (b) RMGC shall provide and keep in force at least the following minimum insurance coverage, naming Nevada Star as an additional insured:
          (i) Statutory Workmen’s Compensation Insurance for all RMGC’s employees covering all claims filed under the Workmen’s Compensation Law of the state in which the Mining Property is located;

          (ii) Employer’s Liability Insurance with a limit of liability of not less than $1,000,000;
          (iii) Comprehensive General Liability Insurance with a limit of liability of not less than $1,000,000, combined single limit, per occurrence and annual aggregate, for bodily injury and property damage. Such insurance shall also include Completed Operations and Broad Form Blanket Contractual Liability coverage insuring Nevada Star and RMGC against liability for all claims, loss or damage arising from any cause whatsoever out of Work performed under this Agreement by RMGC.
          (iv) Comprehensive Automobile Liability Insurance covering all vehicles, hired, owned and non-owned, with a limit of liability of not less than $1,000,000 combined single limit per occurrence for bodily injury and property damage;
     (c) Certificates evidencing such insurance shall be delivered to Nevada Star prior to commencement of work. Each such certificate shall include a provision that Nevada Star shall be given not less than 60 days’ prior written notice by registered mail of any cancellation or reduction of coverage.
     30. Option To Purchase (a) Promptly after RMGC’s execution of this Agreement, RMGC shall pay Nevada Star $100 as the entire and separate consideration for the Option.
     (b) Nevada Star hereby grants to RMGC the exclusive and irrevocable option to purchase the Mining Property (“Option”) while this Agreement is in effect for a total purchase price of $10,000,000 less (i) the total amount of rentals and royalties paid by RMGC hereunder and (ii) all sums which RMGC has deducted from amounts otherwise due Nevada Star hereunder as of the effective date of the purchase. Payment of the purchase price is subject to the provisions of Section 7.
     (c) Within ten days after the Effective Date, Nevada Star and RMGC shall execute with a disinterested person selected by RMGC (“Depository”) a holding agreement or escrow instructions in customary form and Nevada Star shall sign, acknowledge and deposit with the Depository a deed to the Mining Property in the form attached as Exhibit C to be held by the Depository.
     (d) RMGC may exercise the Option at any time while this Agreement is in effect by giving Nevada Star notice of its election to do so specifying the effective date of the purchase and by paying to the Depository the purchase price. On the effective date of the purchase, this Agreement shall terminate, except with respect to payment of the purchase price and the representations and warranties of Nevada Star contained herein, and all the other rights and obligations of the parties shall be governed by the deed.

     (e) On the effective date of the purchase, any rights-of-way then used by RMGC on other property of Nevada Star pursuant to Section 22 shall become irrevocable easements and Nevada Star shall at RMGC’s request deliver to RMGC an instrument in recordable form quit-claiming to RMGC such easements.
     (f) Title to the Mining Property acquired by exercise of the Option must vest in RMGC, if at all, within twenty years following the death of the last surviving descendant of Elizabeth II, Queen of the United Kingdom, who is alive on the Effective Date.
     31. Entire Agreement; Interpretation This Agreement contains the entire agreement of the parties. There are no other conditions, agreements, representations, warranties or understandings, express or implied. The division of this Agreement into sections and the use of captions are solely for convenience and shall not be used in its interpretation.
     32. Effect (a) All covenants, conditions and terms of this Agreement shall be of benefit to, and shall run with, the Mining Property and shall bind and inure to the benefit of the parties and their respective successors and assigns.
     (b) This Agreement has been negotiated between the parties at arm’s length. The sole relationships between the parties are those of lessor/lessee and optionor/optionee Nothing in this Agreement shall be construed to create between the parties, expressly or by implication, any partnership, joint enterprise, relationship of trust and confidence or other special relationship, or any relationship of master and servant or principal and agent, or the like.
     (c) The implied obligations of good faith and fair dealing shall not be applied or construed so as to prevent any party from claiming or enforcing any right, benefit, remedy, excuse or limitation of liability provided by this Agreement.

Round Mountain Gold Corporation		Nevada Star Resource Corp.

By:	/s/ Steve C. Mueller	By:	/s/ Monty D. Moore

Title: General Manager		Title: President
Print Name: Steve C. Mueller		Print Name: Monty D. Moore

MSM Resource, L.L.C.

		By:	/s/ Jim Sanders

Title: AGENT/Principal
Print Name: Jim Sanders

STATE OF Nevada	)
) ss.
COUNTY OF Nye	)
     On 5-2, 2000, before me, Denise Carver, a duly commissioned Notary Public for said State, personally appeared, Steve C. Mueller, personally known to me to be the General Manager of Round Mountain Gold Corporation, a Delaware corporation, and personally known to me to be the person who executed the within instrument and on said oath stated that he was authorized to do so on behalf of said corporation.
     IN WITNESS WHEREOF, I have signed my name and affixed my official seal.

Notary Public in and for said State

Residing at: Round Mountain

/s/ Denise Carver

My Commission Expires: Aug. 22, 2000

STATE OF Washington	)
) ss.
COUNTY OF King	)
     On 4/20, 2000, before me, J. Scott Nicholson a duly commissioned Notary Public for said State, personally appeared, Monty D. Moore, personally known to me to be the President of Nevada Star Resource Corp., a Nevada corporation, and personally known to me to be the person who executed the within instrument and on said oath stated that he was authorized to do so on behalf of said corporation.
     IN WITNESS WHEREOF, I have signed my name and affixed my official seal.

Notary Public in and for said State

Residing at: Seattle

/s/ J. Scott Nicholson

My Commission Expires: 11/13/01

STATE OF Washington	)
) ss.
COUNTY OF King	)
     On 4/20, 2000, before me, J. Scott Nicholson, a duly commissioned Notary Public for said State, personally appeared, Jim Sanders, personally known to me to be the Agent / Principal of MSM Resource, L.L.C., a Nevada limited liability company, and personally known to me to be the person who executed the within instrument and on said oath stated that he was authorized to do so on behalf of said corporation.
     IN WITNESS WHEREOF, I have signed my name and affixed my official seal.

Notary Public in and for said State

Residing at: Seattle

/s/ J. Scott Nicholson

My Commission Expires: 11/13/01

Exhibit A
Manley Lease
The Manley Lease is comprised of the following described documents:
•	Mining Lease and Option to Purchase between Everett L. Manley and Patricia J. Manley and Nevada Star Resource Corp. dated effective as of March 23, 1995

•	Memorandum of Mining Lease and Option to Purchase between Everett L. Manley and Patricia J. Manley and Nevada Star Resource Corp. dated effective as of March 23, 1995 and recorded as Document No. 375219 in the Official Records of Nye County, Nevada;

•	Letter Amendment dated September 26, 1997;

•	Letter Amendment dated July 20, 1999; and

•	Mining Lease and Option to Purchase Revision dated February 14, 2000.